December 21, 2020
Mr. Ryan Sutcliffe
Mr. Vince Di Stefano
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”)
Horizon Kinetics Inflation Beneficiaries ETF (the “Fund”)
File Nos. 333-215588 and 811-23226
Dear Messrs. Sutcliffe and Di Stefano,
This correspondence responds to the additional comments that the Trust received from you, on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission, with respect to Post-Effective Amendment No. 67 to the Trust’s Registration Statement on Form N-1A filed October 13, 2020 (SEC Accession No. 0000894189-20-008293) (the “Amendment”).
For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Prospectus
Comment 1.    The Staff believes that the reference to “Inflation Beneficiaries” in the Fund’s name is a reference to a particular type of investment or investments, and consequently, the Fund must adopt a policy to invest at least 80% of its net assets in such investments. Specifically, the Staff believes that “Inflation Beneficiaries” refers to companies that are expected to benefit, either directly or indirectly, from rising prices of real assets.
Response:    The phrase “Inflation Beneficiaries” in the Fund’s name does not refer to a specific type of investment, but rather the Fund’s investment strategy of seeking to invest in companies that, as described in the Amendment, the Fund’s investment adviser “believes are positioned to benefit from inflationary pressures, such as companies whose revenues are expected to increase with inflation without a corresponding increase in expenses.”
The Trust does not believe the interpretation of “Inflation Beneficiaries” as a particular type of investment is consistent with either the history or the Staff’s interpretation of the rule. In the proposing release to Rule 35d-1, the Commission stated that the purpose for applying the rule to names referencing a particular type of investment was to support investors using funds to meet their retirement goals. The Commission stated, “These investors typically place greater emphasis on allocating their investment company holdings in well-defined types of investments, such as stocks, bonds, and money market instruments” (emphasis added).1 The Commission’s reference to “well-defined types of investments” is consistent with examples the Staff has previously identified of references to particular types of investments, including “small-, mid-, or large-capitalization”, “stock”, “bond”, “Treasury”, “Government”.2 The Trust does not believe that “Inflation Beneficiaries” is a reference to a “well-defined type of investment”; rather, it is a reference to a strategy used to select investments, much like references to “tax sensitive” and “income”, which the Staff stated “connotes a type of investment strategy rather than a focus on a particular type of investment” and “suggests an investment objective or strategy rather than a type of investment”,
1 See Investment Company Names, SEC Proposed Rule Release No. IC-22530 (Feb. 27, 1997) at page 7.
2 Id.; Frequently Asked Questions about Rule 35d-1 (Investment Company Names) (modified Dec. 4, 2001), available at http://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm.

respectively.3 Just as the Staff stated that the term “growth and income” “does not suggest that a fund focuses its investments in a particular type of investment, but rather suggests that a fund invests its assets in order to achieve both growth of capital and current income,”4 the Trust believes the Fund’s name suggests it intends to invest its assets in order to benefit from inflation. We also are not aware of any regulatory, legal, or industry precedent for interpreting either “Inflation” or “Inflation Beneficiaries” as a particular type of investment, rather than a strategy.
For the foregoing reasons, the Trust does not believe that the Fund’s name is materially deceptive or misleading or that “Inflation Beneficiaries” suggests a particular type of investment that would subject the Fund’s name and investment strategy to the requirements of Rule 35d-1. Therefore, the Trust respectfully declines to adopt an 80% policy pursuant to Rule 35d-1 or to make further changes to the Fund’s name.
However, in response to certain of the Staff’s comments, we revised the “Principal Investment Strategies” section to clarify the various types of companies the Adviser believes may benefit from inflation. The changes to the Principal Investment Strategy are provided in Appendix B hereto for your reference.
Comment 2.    The Staff reiterates that the principal risks appear in alphabetical order for the Fund. Please order the risks to prioritize those risks that are most likely to adversely affect the Fund’s net asset value, yield, and/or total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. Please see ADI 2019-08 — Improving Principal Risks Disclosure.
Response:    The Trust has reviewed the Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of the Fund and are not overly lengthy or technical, and that the risks the Adviser considers most significant are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds.
Additionally, the Trust notes that the first risk is “Active Management Risk”, which discusses the risks associated with the Adviser’s selection of investments that it believes will benefit from inflation. The Trust considers this risk to be one of the most significant risks of the Fund. The Trust, therefore, respectfully declines to revise the order of the principal risks.
Comment 3.    The Trust’s previous response states: “The Fund does not expect to have current income expense or deferred income expense and therefore respectfully declines to add these line items to the Fees and Expenses Table.” Please explain why the Fund believes that it does not expect to have current income expense or deferred income expense.
Response:    The Fund expects to elect to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended. Because the Fund does not expect to be taxed as a Subchapter “C” corporation, the Fund does not expect to have current income expense or deferred income expense.
Comment 4.    The Trust provided a response to Comment 11 in the previous correspondence stating it has inserted an Energy Risk disclosure requested by the Staff. Please provide the disclosure that was inserted.
Response:    The following disclosure was has been added to the “Principal Investments Risks” section:
•Sector Risk. To the extent the Fund invests more heavily in particular sectors of the economy, its performance will be especially sensitive to developments that significantly affect those sectors.
3 Id. at Questions 8 and 9.
4 Id. at Question 9.

◦Energy Sector Risk. The energy sector is comprised of energy, industrial, infrastructure, and logistics companies, and will therefore be susceptible to adverse economic, environmental, business, regulatory, or other occurrences affecting that sector. The energy sector has historically experienced substantial price volatility. At times, the performance of these investments may lag the performance of other sectors or the market as a whole. Companies operating in the energy sector are subject to specific risks, including, among others, fluctuations in commodity prices; reduced consumer demand for commodities such as oil, natural gas, or petroleum products; reduced availability of natural gas or other commodities for transporting, processing, storing, or delivering; slowdowns in new construction; extreme weather or other natural disasters; and threats of attack by terrorists on energy assets. Additionally, energy sector companies are subject to substantial government regulation and changes in the regulatory environment for energy companies may adversely impact their profitability. Over time, depletion of natural gas reserves and other energy reserves may also affect the profitability of energy companies.
Comment 5.    The Staff requests again the following: Under “Additional Information About the Funds - Investment Objective”, please describe the Fund’s investment objective pursuant to Item 9(a) and (b) of Form N-1A. In addition, please describe how the Fund intends to achieve its investment objective. In addition, please provide the Fund’s principal investment strategy and how the Adviser decides which securities to buy and sell as required under Item 9(b)(1) and (2) of Form N-1A.
Response:    The Registrant believes the Fund’s current Item 4 disclosure provides a complete and appropriate summary of the Fund’s objective and principal investment strategies, including its buy and sell strategies. The Registrant notes that General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Therefore, consistent with Form N-1A instructions, the information is not repeated in response to Item 9 with respect to the Fund. Accordingly, the Registrant has not revised either the Item 4 or Item 9 disclosure.

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If you have any questions regarding the above response, please do not hesitate to contact the undersigned at (414) 550-7433 or at kent.barnes@usbank.com.

Sincerely,

/s/ Kent P. Barnes
Kent P. Barnes
Secretary

Appendix A

Principal Investment Strategies
The Fund is an actively-managed exchange-traded fund (“ETF”) that seeks to achieve its investment objective by investing primarily in the equity securities of domestic and foreign companies that are expected to benefit, either directly or indirectly, from rising prices (inflation).~~of real assets (i.e., assets whose value is mainly derived from physical properties such as commodities, precious metals, natural resources, real estate, basic materials, equipment, utilities, and infrastructure).~~ The Fund’s investments in equity securities are generally expected to include common stock, ownership units of publicly traded master limited partnerships (“MLPs”), and units of royalty trusts. The Fund’s investment in equity interests of MLPs may include both general partnership interests and limited partnership interests of MLPs.
Horizon Kinetics Asset Management LLC is the Fund’s investment adviser (the “Adviser” or “Horizon Kinetics”). The Adviser seeks to identify companies that it believes are positioned to benefit from inflationary pressures, such as companies whose revenues are expected to increase with rising consumer, producer, raw material or assets prices ~~inflation~~ without a corresponding increase in expenses. Such companies may include, for example, exploration and production companies, mining companies, transportation companies, infrastructure and real estate companies, with an emphasis on ~~and financial and securities exchange companies, as well as~~ “asset light” businesses with royalty, streaming, rental, brokerage, management, and leasing exposure ~~to real assets~~. “Asset light” refers to companies with relatively low~~little~~ working capital requirements and modest financial leverage that maintain exposure to inflation drivers. This may include companies with indirect exposure to inflation drivers, such as financial exchanges that facilitate transactions in commodity, interest rate and currency instruments, as well as data providers that specialize in data and analytics in industries that are sensitive to movements in interest rates and consumer prices~~real assets~~. The Fund may invest in the securities of companies that earn revenue from precious metals or other commodities through active (i.e., mining or production) or passive (i.e., owning royalties or production streams) means. Royalties are the rights of a company to receive a percentage of the revenues generated from production of a commodity (e.g., from mining precious metals). Production streams are arrangements in which a company provides an upfront payment in exchange for the right to purchase, typically at a fixed price determined in advance of production, all or a portion of certain metals or other commodities produced from a mine.
In selecting individual securities for the Fund’s portfolio, the Adviser employs a value-driven, “bottom-up” or fundamental approach. The Adviser’s research and analysis leverages insights from diverse sources, including internal research, to develop and refine its investment themes for the Fund and identify and take advantage of trends that have ramifications for individual companies or entire industries. The types of companies the Adviser believes are relevant to this theme are typically those that can increase revenues without a corresponding increase in expenses in an inflationary environment. Often such companies own, or directly or indirectly benefit from exposure to, underlying variables ~~real assets~~ that are sensitive to inflationary pressures. The Adviser expects to sell portfolio holdings when it determines they no longer fits the Adviser’s investment thesis or are no longer attractively valued.
The Fund’s portfolio generally will include the securities of approximately 20 to 60 issuers that may range from small- to large-capitalization companies. Although the majority of the Fund’s portfolio securities are expected to be of issuers that are either domiciled in, or earn a majority of their revenues from activities within, the United States, the Fund also may have significant exposure to issuers that are either domiciled in, or earn a majority of their revenues from activities within, Australia, Canada, and Europe.
The Fund may also have significant exposure to securities exchange companies.
The Fund is non-diversified and therefore may invest a larger percentage of its assets in the securities of a single issuer or lesser number of issuers than diversified funds.
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